Grow Solutions Holdings, Inc.

535 5th Avenue, 24th Floor

New York, New York 10017

(646) 863-6341

April 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Grow Solutions Holdings, Inc. Registration Statement on Form S-1 File No. 333-208318

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of the Registration Statement on Form S-1 for Grow Solutions Holdings, Inc. (the “Company”), File No. 333-208318, to 3:00 p.m., Eastern Time, on Thursday, April 21, 2016, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GROW SOLUTIONS HOLDINGS, INC.

By:	/s/ Jeffrey Beverly
Name:	Jeffrey Beverly
Title:	President